SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 9)

Perini Corporation

(Name of issuer)

Common Stock

(Title of class of securities)

713839108

(CUSIP number)

Ronald N. Tutor
Chief Executive Officer
Tutor-Saliba Corporation
15901 Olden Street
Sylmar, California 91342
(818) 362-8391

(Name, address and telephone number of person authorized to receive notices and communications)

December 30, 2005

(Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Page 1 of 6)

____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 713839108                                                        13D                                                        Page 2 of 6 Pages

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1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Ronald N. Tutor

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2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  X
                                                                                                          (b)  [ ]
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3.         SEC USE ONLY

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4.         SOURCE OF FUNDS*

           Not Applicable
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5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

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6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
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     NUMBER OF SHARES        7.       SOLE VOTING POWER              3,965,229
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                             ---------------------------------------------------------------------------------------

                             8.       SHARED VOTING POWER            None

                             ---------------------------------------------------------------------------------------

                             9.       SOLE DISPOSITIVE POWER         3,965,229

                             ---------------------------------------------------------------------------------------

                             10.      SHARED DISPOSITIVE POWER       None

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11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,965,229
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12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              [ ]

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13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.23%
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14.        TYPE OF REPORTING PERSON*

           IN
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                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 713839108                                                        13D                                                        Page 3 of 6 Pages

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1.                                       NAMES OF REPORTING PERSONS
                                         I.R.S. IDENTIFICATION NOS. OF ABOVE
                                         PERSONS (ENTITIES ONLY)

                                         Tutor-Saliba Corporation
                                         95-3692356
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2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  X
                                                                                                          (b)  [ ]
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3.         SEC USE ONLY

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4.         SOURCE OF FUNDS*

           Not Applicable
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5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

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6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           California
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     NUMBER OF SHARES        7.       SOLE VOTING POWER                3,965,229
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                             ---------------------------------------------------------------------------------------

                             8.       SHARED VOTING POWER              None

                             ---------------------------------------------------------------------------------------

                            9.       SOLE DISPOSITIVE POWER            3,965,229

                             ---------------------------------------------------------------------------------------

                             10.      SHARED DISPOSITIVE POWER         None

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11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,965,229
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12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              [ ]

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13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.23%
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14.        TYPE OF REPORTING PERSON*

           CO
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                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 713839108                                                        13D                                                        Page 4 of 6 Pages

         This Amendment No. 9 ("Amendment No. 9") amends and supplements the Report on Schedule 13D, filed on March 25, 1991, as amended by Amendment No. 1 filed on May 11, 1993, Amendment No. 2 filed on March 13, 1995, Amendment No. 3 filed on July 26, 1996, Amendment No. 4 filed on February 10, 2000, Amendment No. 5 filed on April 5, 2000, Amendment No. 6 filed on September 7, 2004, Amendment No. 7 filed on October 1, 2004 and Amendment No. 8 filed on December 27, 2005 (collectively, the "Schedule 13D"). Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the Schedule 13D.

ITEM 1. Security and Issuer.

        This Report on Schedule 13D relates to shares of common stock, par value $1.00 per share (the “Shares”), of Perini Corporation (the “Company”), whose principal executive offices are located at 73 Mt. Wayte Avenue, Framingham, Massachusetts 01701.

ITEM 2. Identity and Background.

        Tutor-Saliba is a California corporation engaged in the construction industry. The names of the executive officers and directors of Tutor-Saliba, their addresses, citizenship and principal occupations are as follows:

                                                                                                 Principal Occupation
Name and Office Held                         Business Address                Citizenship                and Employment
Ronald N. Tutor                             15901 Olden Street              United States      Director and Chief Executive
Director and Chief Executive             Sylmar, California 91342                                 Officer of Tutor-Saliba
Officer                                                                                           Corporation and Perini
                                                                                                        Corporation

W.B. Sparks                                 15901 Olden Street              United States          Director, Senior Vice
Director, Senior Vice President          Sylmar, California 91342                                  President, Secretary,
and Chief Financial Officer                                                                         Treasurer and Chief
                                                                                                   Financial Officer of
                                                                                                 Tutor-Saliba Corporation

John D. Barrett                             15901 Olden Street              United States        Director and Senior Vice
Director and Senior Vice                 Sylmar, California 91342                                President of Tutor-Saliba
President                                                                                               Corporation

James A. Frost                              15901 Olden Street              United States        Senior Vice President of
Senior Vice President                    Sylmar, California 91342                                Tutor-Saliba Corporation

J. Patrick Henderson                        15901 Olden Street              United States        Senior Vice President of
Senior Vice President                    Sylmar, California 91342                                Tutor-Saliba Corporation

David L. Randall                            15901 Olden Street              United States        Senior Vice President of
Senior Vice President                    Sylmar, California 91342                                Tutor-Saliba Corporation

CUSIP NO. 713839108                                                        13D                                                        Page 5 of 6 Pages

        To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5. Interest in Securities of the Issuer.

        The information set forth in Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and supplemented by the following:

        (a), (b) According to information furnished by the Company, there were 26,038,500 Shares issued and outstanding as of December 15, 2005. The Reporting Persons report beneficial ownership of 3,965,229 Shares, or 15.23% of the issued and outstanding Shares as reported by the Company. Tutor-Saliba Corporation owns 3,965,229 Shares directly. As chief executive officer and sole stockholder of Tutor-Saliba, Mr. Tutor may be deemed to be the beneficial owner of, and have sole power to vote or direct the disposition of, all of the Shares beneficially owned by Tutor-Saliba.

         (c) Tutor-Saliba Corporation sold 195,652 Shares on January 4, 2006. This sale was made pursuant to an underwritten public offering lead by UBS Securities, LLC at a sale price of $23.75 per share. In addition, on December 30, 2005, Tutor-Saliba Corporation exercised a call option with respect to 2,352,941 Shares. Tutor-Saliba Corporation purchased these Shares from National Union Fire Insurance Company of Pittsburgh, Pa. at a purchase price of $8.365 per share.

ITEM 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Undertaking

CUSIP NO. 713839108                                                        13D                                                        Page 6 of 6 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 2006

                                   /s/ Ronald N. Tutor
                                   Ronald N. Tutor

                                   TUTOR-SALIBA CORPORATION

                                   By: /s/ John D. Barrett
                                        Name: John D. Barrett
                                        Title: Senior Vice President

Exhibit A

Joint Filing Undertaking

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  January 9, 2006

                                   /s/ Ronald N. Tutor
                                   Ronald N. Tutor

                                   TUTOR-SALIBA CORPORATION

                                   By: /s/ John D. Barrett
                                        Name: John D. Barrett
                                        Title: Senior Vice President